June 6, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Todd M. Hornbeck
President and Chief Executive Officer
103 Northpark Boulevard, Suite 300
Covington, Louisiana 70433

RE:	Hornbeck Offshore Services, Inc. (the "Company")
	Form 10-K for the year ended December 31, 2004
	File No. 333-69826

Dear Mr. Hornbeck:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise all future filings in response to these comments. If you disagree, we will consider our explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Item 6 - Selected Financial Data

Reconciliation of EBITDA to Net Income - page 28 and Form 8-K, dated
February 28, 2005

1. We note your response to our prior comment #1. You have not substantively justified the use of EBITDA. Your statement that EBITDA provides information regarding your ability to service debt is not relevant to its presentation as a performance measure. Comparability with competitors is lessened in your case, due to differences in asset acquisition methods and drydocking accounting methods, as you have stated in your proposed disclosure. Further, while EBITDA may be widely used by analysts as a measure of operating performance, footnote 44 of FR-65 states this cannot be the sole support for presenting a non-GAAP financial measure. In addition, Item 10(e)(1)(ii)(A) clearly defines EBITDA as being earnings before interest, not earnings before interest expense, as you have presented.
Your presentation of EBITDA does not meet the conditions of use specified in FR-65 and the Staff`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Therefore, please revise your future filings to eliminate presentation of EBITDA.


* * * * *

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. After our review of your supplemental replies, we may have further comments. Please respond within fifteen (15) business days.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Rob Perdue at (202) 551-3303 or Lyn Shenk, at
(202)
551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at
(202) 551-3816 with any other questions.


								Sincerely,


								Joseph A. Foti
								Senior Assistant Chief
Accountant


Via facsimile:  Mr. James O. Harp, Jr. , CFO
		(985) 727-2006
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Mr. Todd M. Hornbeck
Hornbeck Offshore Services, Inc.
June 6, 2005
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